EXHIBIT 99.1

Golar LNG Partners L.P. - Notice of Charter End Date

Golar LNG Partners LP (NASDAQ: GMLP) (the "Partnership") announced today that, as provisioned under the terms of the contract, they have received a notice of early termination of the Golar Spirit charter from charterers Petrobras. The Charter end date will now be June 21, 2017. The original end date of the charter was August 2018. In accordance with the terms of the Charter, Charterers will pay to the Partnership a compensation fee as a result of the early termination representing approximately 62% of the EBITDA1 remaining under the contract from June 21, 2017 to the original contract end date.

The Partnership will immediately commence re-marketing the vessel for FSRU employment post June 2017. There is currently significant interest and bidding activity in the FSRU market and also a limited number of FSRUs available for the next two years. Golar Spirit, as a relatively small capacity FSRU could be well suited for a number of emerging smaller scale FSRU projects as well as a potential bridging solution for larger projects.

1EBITDA: Earnings before interest, other financial items, taxes, depreciation and amortization and non-controlling interest. EBITDA is a non-GAAP financial measure used by investors to measure our performance

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership's operations, performance and financial condition.  Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Hamilton, Bermuda

December 27, 2016

Investor relations enquiries:

Golar Management Limited

Graham Robjohns - + 44 207 063 7900

Stuart Buchanan - + 44 207 063 7900
This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.